Exhibit 3.1

State  of   Delaware
Secretary   of   State
Division of Corporations
Delivered    03:32  PM  01/29/2015
FILED 03:27 PM  01/29/2015
SRV 150117327 - 3576719 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

SilverSun Technologies, Inc., a corporation incorporated under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") does hereby certify:

1.  That Article III of the Fourth Amended  and Restated Certificate of Incorporation of the Corporation is amended to read, in its entirety, as follows:

See Attached.

2.  That the Board of Directors of the Corporation authorized and approved the foregoing amendment by unanimous written consent in lieu of a meeting on December 22, 2014, declaring said amendment to be advisable and presented it to the majority stockholder of the Corporation for consideration thereof.

3.  That thereafter, the holder of the majority of the total voting power of all issued and outstanding voting capital of the Corporation authorized the amendment by written consent in lieu of a meeting on December 22, 2014.

4.  The foregoing amendment has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 29th day of January, 2015.

/s/ Mark Meller
Mark Meller
Chief Executive Officer

ARTICLE III
CAPITAL STOCK

Authorization. The Corporation shall have authority to issue 75,000,000 shares of common stock, par value $0.00001 per share ("Common Stock") and 1,000,000 shares of preferred stock, par value of $0.001 per share ("Preferred Stock").

PART A. COMMON STOCK

With respect to all matters upon which stockholders of the Corporation are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Common Stock shall be entitled on each matter to cast one (1) vote in person or by proxy for each share of Common Stock standing in his, her or its name without regard to class, except as to those matters on which separate class voting is required by applicable law. There shall be no cumulative voting by stockholders. Holders of Common Stock have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive net assets pro rata. Each holder of Common Stock is entitled to receive ratably any dividends declared by the Board out of funds legally  available for the payment of dividends.

Effective  January  29, 2015,  all  issued  and outstanding  Class A Common  Stock, par  value $0.00001, shall be renamed "Common Stock" and such renaming shall have no effect on shareholder rights and preferences with respect to such shares.

Effective January 29, 2015, Class B Common stock is hereby cancelled, of which zero (0) shares are issued and outstanding.

Effective January 29, 2015, each thirty (30) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued upon such combination and reconstitution. If a fractional interest in a share of Common Stock would be deliverable upon such Reverse Stock Split, in lieu of fractional shares, the Corporation shall round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Common Stock.

PART B. PREFERRED STOCK

SECTION 1

The Corporation's Board is authorized (by resolution and by filing an amendment to this Amended and Restated  Certificate, and subject to limitations prescribed by the DGCL) to issue, from to time, shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers,  preferences and other rights of the shares of each such series, and to fix the  qualifications, limitations and restrictions thereon, including, but without limiting the generality of the foregoing, the following:

(1)  the number of shares constituting that series and the distinctive designation of that series;

(2)  the dividend rate on the shares of that series, whether dividends are cumulative, and,

if so, from which date or  dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3)  whether that series has voting rights,  in  addition  to  voting  rights  provided  by  law, and, if so, the terms of those  voting rights;

(4)  whether that series has conversion privileges, and,  if so, the terms and conditions of conversion, including  provisions for adjusting the conversion rate in such events as the Board;

(5)  whether or not the shares of that series are redeemable, and, if so, the terms and conditions of redemption, including the dates upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(6)  whether that series has a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms  and amount of such sinking fund;

(7)  the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment to shares of that series, provided that the holders of preferred stock of each series shall be entitled to receive only that amount or those amounts as are fixed by the certificate of designation or by resolution of the Board providing for the issuance of that series; and

(8)  any other relative powers, preferences and rights of that series, and qualifications, limitations or restrictions on that series.

SECTION 2

Two (2) shares of the Corporation's authorized but undesignated preferred stock shall be designated as Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred"), and have the voting and conversion set forth below:

(1)  Conversion Rights. Each one share of Series A Preferred shall be converted into that number of shares of Common Stock as shall equal one percent (1%) of the issued and outstanding shares of Common Stock of the Corporation immediately following the time of the Conversion. Each share of Series A Preferred Stock shall convert into shares of Common Stock upon written demand of the Corporation, which demand shall be made no later than January 15, 2012, unless otherwise agreed by the mutual consent of the parties in writing.

(2)  Voting Rights. Each share of Series A Preferred  shall have voting  rights equal to five billion (5,000,000,000) votes of Common Stock.